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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         -------------------------------


                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                               LABRANCHE & CO INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   505447 10 2
                                 (CUSIP Number)

                               GEORGE E. ROBB, JR.
                           C/O RPM NAUTICAL FOUNDATION
                           20 BROAD STREET, 27TH FLOOR
                            NEW YORK, NEW YORK 10005
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                             JEFFREY M. MARKS, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000

                                 MARCH 15, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 505447 10 2                 13D

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

             George E. Robb, Jr.

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
             SC

    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                           / /
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                            7.    SOLE VOTING POWER
       NUMBER OF                  3,406,008
         SHARES
      BENEFICIALLY          8.    SHARED VOTING POWER
        OWNED BY                  0
          EACH
       REPORTING            9.    SOLE DISPOSITIVE POWER
      PERSON WITH                 3,406,008

                           10.    SHARED DISPOSITIVE POWER
                                  0

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,406,008

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

                                                                           / /

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.1%

    14.      TYPE OF REPORTING PERSON
             IN
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ITEM 1.           SECURITIES AND THE ISSUER

         This statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of LaBranche & Co Inc., a Delaware corporation (the "Company"), with its principal executive offices at One Exchange Plaza, 25th Floor, New York, New York 10006.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) The name of the person filing this statement is George E. Robb, Jr. (the "Reporting Person").

         (b) The business address of the Reporting Person is c/o RPM Nautical Foundation, 20 Broad Street, 27th Floor, New York, New York 10005.

         (c) The Reporting Person is President and Chairman of the Board of RPM Nautical Foundation, a non-profit corporation. The principal business address of RPM Nautical Foundation is 20 Broad Street, 27th Floor, New York, New York 10005. The Reporting Person is also a director of the Company.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         The Reporting Person acquired his shares of Common Stock of the Company on March 15, 2001, pursuant to an agreement and plan of merger (the "Merger Agreement"), dated as of January 18, 2001, amended as of February 15, 2001, by and between the Company and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"), incorporated by reference hereto as
         Exhibit 1. Pursuant to the Merger Agreement, the Reporting Person exchanged his common stock, par value $.10, of RPM for 3,556,008 shares of Common Stock of the Company. The merger transaction is described in more detail in Item 4 below.

ITEM 4.           PURPOSE OF THE TRANSACTION

         On January 18, 2001, RPM and the Company entered into the Merger Agreement, providing for the merger of RPM with and into the Company in accordance with the General Corporation Law of the State of Delaware, with the Company as the surviving corporation. At the effective time of the merger, each holder of common stock of RPM received 98.778 shares of Common Stock of the Company and Series A preferred stock (the "Preferred Stock") of the Company having an aggregate liquidation preference equal to $1,426.53 for each share of common stock of RPM held by such holder. At the effective time of the merger, the Reporting Person received 3,556,008 shares of Common Stock of the Company and 51,355.08 shares of Preferred Stock of the Company. A portion of the Preferred Stock received by each holder of common stock of RPM was placed into escrow to satisfy any post-closing adjustments or indemnification payment


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         obligations incurred as the result of a breach of any of RPM's or such holder's representations and warranties.

         The preceding summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, incorporated by reference hereto as Exhibit 7.1.

         Other than as described above, the Reporting Person has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than possible sales of the Common Stock of the Company from time to time.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Person beneficially owns 3,406,008 shares of Common Stock of the Company, constituting approximately 6.1% of the outstanding shares of Common Stock of the Company. As of March 15, 2001, the Company had 56,028,198 shares of Common Stock issued and outstanding, as reported by the Company in its most recently available filing with the Securities and Exchange Commission.

         (b) The Reporting Person has the sole power to vote or direct the vote of 3,406,008 shares of Common Stock of the Company.

         (c) Other than as set forth in this Item 5, the Reporting Person has made the following sales of Common Stock of the Company pursuant to open market transactions:

         DATE         # OF SHARES       PRICE PER SHARE ($)        COST ($)
         ----         -----------       -------------------        --------

         3/16/01         5,000                  37.57             187,850.00
         3/19/01           600                  36.73              22,038.00
         3/19/01         4,400                  36.55             160,820.00
         3/20/01         5,000                  34.57             172,850.00
         3/20/01         5,000                  34.52             172,600.00
         3/20/01         1,000                  34.88              34,880.00
         3/20/01         4,000                  34.71             138,840.00
         3/20/01         5,000                  34.60             173,000.00
         3/20/01         4,400                  35.55             156,420.00
         3/20/01           600                  35.55              21,330.00
         3/20/01         5,000                  36.00             180,000.00
         3/20/01           200                  36.43               7,286.00
         3/20/01         4,800                  36.30             174,240.00
         3/21/01         5,000                  34.55             172,750.00
         3/21/01         3,300                  33.75             111,375.00
         3/21/01         1,700                  33.81              57,477.00


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              DATE         # OF SHARES       PRICE PER SHARE ($)       COST ($)
              ----         -----------       -------------------       --------

              3/21/01         5,000                  34.40            172,000.00
              3/21/01         4,000                  35.70            142,800.00
              3/21/01         1,000                  35.80             35,800.00
              3/21/01         5,000                  34.80            174,000.00
              3/21/01         4,500                  34.25            154,125.00
              3/21/01           500                  34.40             17,200.00
              3/21/01         1,600                  33.60             53,760.00
              3/21/01         1,500                  33.80             50,700.00
              3/21/01         2,400                  34.00             81,600.00
              3/21/01           100                  34.04              3,404.00
              3/21/01           600                  34.05             20,430.00
              3/21/01           200                  34.06              6,812.00
              3/21/01           300                  34.07             10,221.00
              3/21/01         1,300                  34.10             44,330.00
              3/21/01           500                  34.25             17,125.00
              3/21/01         1,500                  34.50             51,750.00
              3/21/01         5,000                  34.05            170,250.00
              3/21/01         5,000                  33.57            167,850.00
              3/21/01         5,000                  33.70            168,500.00
              3/22/01         5,000                  33.85            169,250.00
              3/22/01         2,400                  33.90             81,360.00
              3/22/01           100                  34.03              3,403.00
              3/22/01         2,500                  33.25             83,125.00
              3/22/01         2,500                  32.90             82,250.00
              3/22/01         7,500                  33.00            247,500.00
              3/22/01         5,000                  33.30            166,500.00
              3/22/01         5,000                  33.20            166,000.00
              3/22/01         5,000                  33.00            165,000.00
              3/22/01           100                  33.14              3,314.00
              3/22/01         4,900                  33.10            162,190.00
              3/22/01         5,000                  34.05            170,250.00
              3/22/01         1,000                  35.60             35,600.00


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         DATE         # OF SHARES       PRICE PER SHARE ($)        COST ($)
         ----         -----------       -------------------        --------

         3/22/01         4,000                 35.57              142,280.00
           Total       150,000                                  5,352,285.00
                       =======                                  ============

         (d) To the best knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Company held by the Reporting Person.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person entered into a Registration Rights Agreement with the Company, attached hereto as Exhibit 7.2, whereby, with respect to the Common Stock of the Company held by the Reporting Person, he received two demand registration rights for a period of two years and the right to include his Common Stock in any registration proposed by the Company. Additionally, the Reporting Person executed an affiliate letter, dated March 15, 2001 and attached hereto as Exhibit 7.3, which includes specific restrictions on the transfer of the shares of Common Stock of the Company held by the Reporting Person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.1: Agreement and Plan of Merger between LaBranche and Co Inc. and ROBB PECK McCOOEY Financial Services, Inc., dated as of January 18, 2001, as amended as of February 15, 2001 (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-4, filed with the Securities and Exchange Commission on February 20, 2001 (Registration No. 333-55862)).

         Exhibit 7.2: Registration Rights Agreement, dated as of March 15, 2001, by and among LaBranche & Co Inc., George E. Robb, Jr. and Robert M. Murphy.

         Exhibit 7.3: Affiliate Letter for Affiliates of ROBB PECK McCOOEY Financial Services Inc. from LaBranche and Co Inc. to George E. Robb, Jr., dated March 15, 2001.


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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2001

                                         George E. Robb, Jr.


                                         By:  /s/ George E. Robb, Jr.
                                              ----------------------------------
                                               Name:  George E. Robb, Jr.
                                               Title: